UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)

Resin Systems Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

76111T 10 2
(CUSIP Number)

Wilmot Leslie Matthews
27 Elgin Avenue
Toronto, ON M5R 1G5
(416) 920-1545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  .

CUSIP NO.  76111T 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot Leslie Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,930,864*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,930,864*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,930,864*

*Wilmot Matthews beneficially owns 8,930,864 shares of Resin Systems Inc. Of the shares beneficially owned by Mr. Matthews, 7,016,975 are held directly by Mr. Matthews and 1,913,889 are held by Marjad Inc., over which Mr. Matthews has sole investment and voting control.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.  76111T 10 2

Item 1.	Security and Issuer.

Common Shares Resin Systems Inc. (“Resin”) 400, 2421 — 37th Avenue NE, Calgary, Alberta, Canada T2E 6Y7

Item 2.	Identity and Background.

        This Schedule 13D is being filed by Wilmot Leslie Matthews (“Matthews”). Matthews’ address is PO Box 55, Ste 1702, 200 King Street West, Toronto, Ontario M5H 3J4. Matthews, a Canadian citizen, is retired. During the past five years, Matthews has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Matthews has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Compensation.

        On June 28, 2006, Matthews purchased 2,000,000 Common Shares of Resin at a price of Cdn.$1.75 per share, for a total cash purchase price of Cdn.$3,500,000. The shares were purchased pursuant to a subscription agreement entered into as part of a private placement of common shares by Resin. The subscription agreement contained terms and conditions customary for similar transactions. The purchase price was paid out of Matthews’ personal funds.

         On March 29, 2007, Matthews, through Marjad Inc., purchased 1,016,975 Common Shares of Resin at a price of Cdn.$1.00 per share, for a total cash purchase price of Cdn.$1,016,975. The shares were purchased pursuant to a subscription agreement entered into as part of a private placement of common shares by Resin. The subscription agreement contained terms and conditions customary for similar transactions. The purchase price was paid out of Marjad’s cash on hand.

Item 4.	Purpose of Transaction.

        Matthews acquired the subject securities for investment purposes only. Matthews does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Resin, or the disposition of securities of Resin;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Resin or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Resin or any of its subsidiaries;

CUSIP NO.  76111T 10 2

(d)	any change in the present board of directors or management of Resin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Resin;

(f)	any other material change in Resin business or corporate structure;

(g)	changes in Resin's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Resin by any person;

(h)	causing a class of securities of Resin to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Resin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Page 2.

(b)	See Page 2.

(c)	See Item 3 above.

(d)	No person is known to Matthews to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Resin beneficially held by Matthews.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Matthews is a director of Resin. Matthews, the sole officer and director of Marjad Inc., has sole investment and voting control over Marjad.

Item 7.	Materials to be Filed as Exhibits. N/A

CUSIP NO.  76111T 10 2

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2007	/s/ Wilmot Matthews ___________________________________ Wilmot Matthews